Kristin M. Gemski Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 203 402-3176 kristin.gemski@prudential.com

September 29, 2017

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Prudential Annuities Life Assurance Corporation (“Registrant”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3
File Nos. 333-220102; 333-220103; 333-220104; 333-220105; 333-220108; 333-220109;
333-220110; 333-220111; 333-220112; 333-220113; 333-220114; 333-220115
Dear Sir/Madam:
Submitted for filing under the Securities Act of 1933 are the above-referenced Pre-Effective Amendments No. 1 to the registration statements on Form S-3.
It is our intention that these filings become effective on October 3, 2017, or as soon as practicable. We request accelerated effectiveness pursuant to Rule 461, and are enclosing acceleration requests herewith.
Please call me at (203) 402-3176 if you have any questions.
Very truly yours,
/s/Kristin M. Gemski
Kristin M. Gemski